The Mexico Fund, Inc.

July 22, 2010

As announced on June 9, 2010, The Mexico Fund, Inc. (the “Fund”) is paying on July 22, 2010 a distribution of $0.63 per share to stockholders of record on July 7, 2010. Under the Fund’s Managed Distribution Plan (MDP), the Fund pays quarterly distributions at an annual rate of 10% of the Fund’s net asset value per share (NAV) as of December 31, 2009. This distribution is the second corresponding to the fiscal year 2010.

As a general matter, the amount of distributable income for each fiscal period depends on the aggregate gains and losses realized by the Fund during the entire year. Distributions may consist of net investment income, capital gains and return of capital, but the character of these distributions cannot be determined until after the end of the Fund’s fiscal year.

However, under the Investment Company Act of 1940, the Fund is required to indicate the source of each distribution to stockholders. The following table sets forth an estimate of the source of the July 22, 2010 distribution and of distributions paid in the current fiscal year:

Distribution Estimates	July 2010		Fiscal Year-to-date (YTD)[1]
Source	Per Share Amount	Percent of Current Distribution	Per Share Amount	Percent of Fiscal Year Distributions
Net Investment Income	$0.045	7.14%	$0.1020	5.92%
Net Realized Short-Term Capital Gains	—	—	$0.0710	4.12%
Net Realized Long-Term Capital Gains	$0.585	92.86%	$1.2169	70.63%
Return of Capital (or other Capital Source)	—	—	$0.3330	19.33%

Total Distribution	$0.630	100.00%	$1.7229	100.00%

Information regarding the Fund’s performance and distribution rates is set forth below:

Average Annual Total Return for the 5-year period ended on June 30, 2010[2]	20.02%
Annualized Distribution Rate (current fiscal year)[3]	6.38%
Current Fiscal Year Cumulative Total Return[4]	17.06%
Cumulative Distribution Rate (current fiscal year)[5]	4.23%

[1]	The Fund’s current fiscal year began on November 1, 2009.

[2]

Average Annual Total Return represents the simple arithmetic average of the Annual NAV Total Returns of the Fund for the last five years. Annual NAV Total Return is the percentage change in the Fund’s NAV over a year including distributions paid and assuming reinvestment of those distributions.

[3]	The Current Annualized Distribution Rate is the Cumulative Distribution Rate as of June 30, 2010 annualized as a percentage of the Fund’s NAV at the same date.

[4]

Fiscal Year Cumulative Total Return is the percentage change in the Fund’s NAV from November 1, 2009 through June 30, 2010, including distributions paid and assuming reinvestment of those distributions.

[5]

Cumulative Distribution Rate for the Fund’s current fiscal period (November 1, 2009 through June 30, 2010) measured on the dollar value of distributions in the period as a percentage of the Fund’s NAV as of June 30, 2010.

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Fund’s MDP.

The Fund estimates that it has distributed more than its income and net realized capital gains during the fiscal year to date; therefore, a portion of your distributions during the fiscal year to date may be a return of capital. A return of capital may occur for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital distribution does not necessarily reflect the Fund’s investment performance and should not be confused with “yield” or “income.”

The amounts and sources of distributions reported above are only estimates and are not being provided for tax reporting purposes. The actual amounts and sources of the amounts for accounting and tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report the distribution for federal income tax purposes.